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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

     For the month of January 2004




                                  Kookmin Bank
                                  ------------

                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
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                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X  Form 40-F _____
                                     ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ___ No  X
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                        Debt-Equity Swap for LG Card Co.

On January 30, 2004, Board of Directors of Kookmin Bank has made a resolution to approve debt-equity swap for LG Card Co., the largest credit card company in Korea. This is one part of business normalization plan agreed upon by creditor banks.

The approved debt-equity swap details are:

- Number of stocks: 103,720,000 registered common stocks
                    (approximately 13.6% shares)
- Price per share:  KRW 5,000
- Total amount:     KRW 518,600 million
- Payment date:     To be decided by steering committee of creditor banks

The above details are subject to change in the course of further discussion of steering committee of creditor banks.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Kookmin Bank
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                                               (Registrant)




     Date: January 30, 2004                    By: /s/ Jong-Kyoo Yoon
                                               -------------------------------
                                               (Signature)

                                               Name:  Jong-Kyoo Yoon
                                               Title: Executive Vice President &
                                                      Chief Financial Officer

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